

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2018

Brad Wolfe
Chief Financial Officer
FalconStor Software, Inc.
823 Congress Avenue, Suite 1300
Austin, TX 78701

     Re: FalconStor Software, Inc
         Preliminary Proxy Statement on Schedule 14A
         Filed May 16, 2018
         File No. 000-23970

Dear Mr. Wolfe:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Division of Corporation Finance
                             Office of Information Technologies
                             and Services